SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                 (Amendment No. 8)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  WITH A COPY TO:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 61,145,475 shares of Com-mon Stock, no par value (the "Common Stock"), of ITT Corpora-tion, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the num-ber of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until val-idly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION.

              On March 6, 1997, the Nevada court denied a motion (the "January 27, 1997 Motion") filed by Parent and the Purchaser for a preliminary injunction enjoining the Company from (a) increasing the size of the Board, or in the alternative, re-quiring the Company to give Parent and the Purchaser the op-portunity to supplement their written notice of intention to nominate individuals for election as directors in the event that the Company does increase the size of the Board, or (b) amending the Company's bylaws to impede in any way the effec-tive exercise of the stockholder franchise in connection with the election of directors at the Annual Meeting. A copy of the Nevada court's order, dated March 6, 1997, denying the January 27, 1997 Motion is filed herewith as Exhibit (g)(13) and is incorporated herein by reference. The full text of a press release, dated March 6, 1997 issued by Parent with respect to the Nevada court's order, dated March 6, 1997, denying the January 27, 1997 Motion is filed herewith as Exhibit (a)(13) and is incorporated herein by reference.







         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(13) Press Release, dated March 6, 1997, issued by Par-ent.

         (g)(13) Order of the Nevada court, dated March 6, 1997, denying the January 27, 1997 Motion.




















































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  March 7, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  March 7, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  EXHIBIT INDEX

         Exhibit             Description

         (a)(13) Press Release, dated March 6, 1997, issued by Par-ent.

         (g)(13) Order of the Nevada court, dated March 6, 1997, denying the January 27, 1997 Motion.